K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

December 23, 2014
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Ashley Vroman-Lee
Re:                  John Hancock Funds II (the "Trust") — File Nos. 333-126293 and 811-21779
Amendment to Registration Statement on Form N-1A
Dear Ms. Vroman-Lee:
On behalf of the Trust, we submit this letter in response to comments received by telephone on December 2, 2014, from the staff of the Securities and Exchange Commission (the "SEC") with respect to Post-effective Amendment No. 144 under the Securities Act of 1933, as amended, and Amendment No. 146 under the Investment Company Act of 1940, as amended, to the Trust's Registration Statement on Form N-1A, filed with the SEC on October 31, 2014, accession no. 0001133228-14-003972 (the "Amendment"). The Amendment relates to Small Cap Opportunities Fund (the "Fund").
For convenience, we have set forth each comment below, followed by the Trust's response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.
I.	General Comment
Comment 1 — The staff notes that material information is missing from the Amendment. Please include all missing information in the definitive filing.
Response to Comment 1 — The Trust will include all missing information in a definitive form of prospectus.
II.	Prospectus Comments
Comment 2 — Please confirm that the Fund's use of derivatives is consistent with its investment objective, in accordance with staff guidance in the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.
Response to Comment 2 — The Trust confirms that the Fund's use of derivatives is consistent with its investment objective, in accordance with the staff guidance cited in this comment.
Comment 3 — In "Fund summary — Principal risks," please revise "Active management risk" to reflect the fact that there is more than one subadvisor.
Response to Comment 3 — The Trust has made the requested change.
Comment 4 — In "Fund summary — Principal risks," please revise "Medium and smaller company risk" to include microcap companies, which are included in "Principal investment strategies."
Response to Comment 4 — The Trust has made the requested change.

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Comment 5 — In "Fund summary — Portfolio management," please disclose that the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund's portfolio. We also note that certain portfolio managers are described as "Lead Portfolio Manager," while others are not described as portfolio managers.
Response to Comment 5 — The Trust has added a statement that, for each subadvisor, the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the portion of the Fund's portfolio managed by that subadvisor. We note, however, that although each person identified in this section is a portfolio manager of the Fund, he or she may not bear the title "portfolio manager" or "lead portfolio manager" at his or her respective company.
Comment 6 — The staff notes that the disclosure in "Fund summary—Principal investment strategies," relating to Item 4 of Form N-1A, appears to be the same as the disclosure in "Fund details—Principal investment strategies," relating to Item 9 of Form N-1A. Consistent with the SEC staff's IM Guidance Update No. 2014-08 (June 2014), please revise the "Fund summary" disclosure to concisely summarize the disclosure in "Fund details" rather than simply repeating the same disclosure.
Response to Comment 6 — The Trust respectfully notes that the disclosure under "Fund details" includes a description of each subadvisor's investment process that is not included in the "Fund summary." We also note that the risk disclosure under "Fund details" is more detailed than the corresponding disclosure in the "Fund summary." Accordingly, the Trust believes that the disclosure in the prospectus is consistent with the SEC staff guidance referenced above, and that no changes are necessary in response to this comment.
Comment 7 — In "Fund details—Who's who—Subadvisors," please correct the typo under "Gannett Welsh & Kotler, LLC."
Response to Comment 7 — The Trust has made the requested change.
Comment 8 — In accordance with Item 1(b)(4) of Form N-1A, please revise the Fund's Investment Company Act file number to appear in a type size smaller than that generally used in the prospectus.
Response to Comment 8 — The Trust has made the requested change.
III.	Statement of Additional Information (the "SAI")
Comment 9 — Please remove brackets around information provided in the SAI.
Response to Comment 9 — The Trust has made the requested change.
_____________________________________________________
The staff has requested that the Trust provide the following representations in its response to the staff's comments:
In connection with the Amendment, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

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3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *
The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff's comments. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.
Sincerely,

/s/ George P. Attisano
 George P. Attisano
Cc: Thomas Dee